U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington D.C. 20549

                  _____________________________

                           FORM 10-SB
                  _____________________________

          GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                     SMALL BUSINESS ISSUERS
                     Under Section 12(g) of
               The Securities Exchange Act of 1934
                   ____________________________

                    THE CZECH CONNECTION, INC.
                  -----------------------------
          (Name of Small Business Issuer in its charter)


               Nevada                            33-0840223
    ------------------------------            ---------------
   (State or other jurisdiction of           (I.R.S. Employer
    incorporation or organization)          Identification No.)


               6 Venture
               Suite 207
           Irvine, California                      92618
---------------------------------------          ---------
(Address of principal executive offices)         (Zip code)

Issuer's telephone number: (949) 435-9262
                          ---------------


Securities to be registered pursuant to Section 12(b) of the Act:
none

Securities to be registered pursuant to Section 12(g) of the Act:

                           Common Stock
                           ------------
                         (Title of Class)





                    Page One of Seventy Four Pages
             Exhibit Index is Located at Page Thirty Five

                       TABLE OF CONTENTS

                                                             Page
                                                             ----
PART I

Item 1.   Description of Business . . . . . . . . . . . . .     3

Item 2.   Plan of Operation. . . . . . . . . . . . . . . . .    8

Item 3.   Description of Property. . . . . . . . . . . . . .   15

Item 4.   Security Ownership of Certain
          Beneficial Owners and Management . . . . . . . . .   15

Item 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . .   16

Item 6.   Executive Compensation . . . . . . . . . . . . . .   19

Item 7.   Certain Relationships and
            Related Transactions.  . . . . . . . . . . . . .   20

Item 8.   Description of Securities. . . . . . . . . . . . .   20

PART II

Item 1.   Market for Common Equities and Related Stockholder
            Matters . . . . . . . . . . . . . .. . . . . . .   22

Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . .   24

Item 3.   Changes in and Disagreements with Accountants. . .   24

Item 4.   Recent Sales of Unregistered Securities. . . . . .   24

Item 5.   Indemnification of Directors and Officers. . . . .   25

PART F/S

          Financial Statements . . . . . . . . . . . . . . .   26

PART III

Item 1.   Index to Exhibits. . . . . . . . . . . . . . . . .   35

Item 2.   Description of Exhibits. . . . . . . . . . . . . .   37

                             PART I

Item 1.  Description of Business

     The Czech Connection, Inc. (the "Company") was incorporated on March 15, 1993 under the laws of the State of Nevada, to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has undertaken no business operations to date. Other than issuing shares to its original shareholders, the Company has never commenced any operational activities. As such, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The Board of Directors of the Company has elected to commence implementation of the Company's principal business purpose, described below under "Item 2 - Plan of Operation."

     The Company is filing this registration statement on a voluntary basis because the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a public company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Company.

     The Company has been in the developmental stage since inception and has had no operations to date.

     The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities or undertake any offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan described herein. Relevant thereto, each shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that they shall not sell their respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company. In order to provide further assurances that no trading will occur in the Company's securities until a merger or acquisition has been consummated, each shareholder has agreed to place their respective stock certificate with the Company's legal counsel, Bryan A. Gianesin, who will not release these respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated. Bryan
A. Gianesin is also a shareholder of the Company. However, while management believes that the procedures established to preclude any sale of the Company's securities prior to closing of a merger or acquisition will be sufficient, there can be no assurances that the procedures established relevant herein will unequivocally limit any shareholder's ability to sell their respective securities before such closing.

Forward Looking Statements

     The Company cautions readers regarding certain forward looking statements in the following discussion and elsewhere in this registration statement or any other statement made by, or on the behalf of the Company, whether or not in future filings with the Securities and Exchange Commission. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by, or on behalf of, the Company. The Company disclaims any obligation to update forward looking statements.

     The Company's business is subject to numerous risk factors, including the following:

     No Operating History or Revenue and Minimal Assets. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

     Speculative Nature of Company's Proposed Operations. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company's control.

     Scarcity of and Competition for Business Opportunities and Combinations. The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and
public entities.   A large number of established and
well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with numerous other small public companies.

     No Agreement for Business Combination or Other Transaction-No Standards for Business Combination. The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination.
Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

     Continued Management Control, Limited Time Availability. While seeking a business combination, management anticipates devoting up to twenty hours per month to the business of the Company. None of the Company's officers has entered into a written employment agreement with the Company and none is expected to do so in the foreseeable future. The Company has not obtained key man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations.

See "Item 5 - Directors, Executive Officers, Promoters and
Control Persons."

     Conflicts of Interest - General.   Officers and directors of
the Company may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest.

     Reporting Requirements May Delay or Preclude Acquisition. Sections 13 and 15(d) of the Securities Exchange Act of 1934
(the "Exchange Act") require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

     Lack of Market Research or Marketing Organization.   The
Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

     Lack of Diversification. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with a business opportunity. Consequently, the Company's activities may be limited to those engaged in by business opportunities which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

     Regulation. Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

     Probable Change in Control and  Management.   A business
combination involving the issuance of the Company's Common Shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's Common Shares held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

     Reduction of Percentage Share Ownership Following Business
Combination.   The Company's primary plan of operation is based
upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of any such private company. The issuance of previously authorized and unissued Common Shares of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and may result in a change in control or management of the Company.

     Disadvantages of Blank Check Offering. The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

     Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

     Requirement of Audited Financial Statements May Disqualify Business Opportunities. Management of the Company believes that any potential business opportunity must provide audited financial statements for review, for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

Item 2.  Plan of Operation

     The Company intends to seek to acquire assets or shares of an entity actively engaged in business which generates revenues, in exchange for its securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of the Company's officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company as of the date of this Registration Statement.

     The Company has no full time employees. The Company's President and Secretary have agreed to allocate a portion of their time to the activities of the Company, without compensation. These officers anticipate that the business plan of the Company can be implemented by their devoting minimal time per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officers. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons - Resumes."

     The Company's officers and directors may, in the future, become involved with other companies who have a business purpose similar to that of the Company. As a result, additional potential conflicts of interest may arise in the future. If such a conflict does arise and an officer or director of the Company is presented with business opportunities under circumstances where there may be a doubt as to whether the opportunity should belong to the Company or another "blank check" company they are affiliated with, they will disclose the opportunity to all such companies. If a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company has no preference as to which company will merger or acquire such target company, the company which first filed a registration statement with the Securities and Exchange Commission will be entitled to proceed with the proposed transaction.

     The Bylaws of the Company provide that the Company shall possess and may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification. See "Part II - Item 5 - Indemnification of Directors and Officers."

General Business Plan

     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See "Part F/S - Financial Statements."
This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate
purposes.   The Company may acquire assets and establish wholly
owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological

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advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

     The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The Securities Exchange Act of 1934 (the "34 Act") specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 34 Act. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, none of whom is a professional business analyst. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of the Company's officers and directors, or by the Company's shareholders. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to

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impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition of acceptance of products, services, or trades; name identification; and other relevant factors.
Officers and directors of the Company expect to meet personally with management and key personnel of the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

     Management of the Company, while not especially experienced in matters relating to the new business of the Company, shall rely upon their own efforts and, to a much lesser extent, the efforts of the Company's shareholders, in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, management will review such consultant or advisor's credentials as well as his or her experience and reputation in providing advice to management in implementing its business plan, which services will be limited to analysis of a prospective merger or acquisition candidate to assist management in evaluating a particular candidate and any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no contracts or agreements with any outside consultants and none are anticipated in the future.

     The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

     It is anticipated that the Company will incur nominal expenses in the implementation of its business plan described herein. Because the Company has no capital with which to pay these anticipated expenses, present management of the Company will pay these charges with their personal funds, as interest free loans to the Company. However, the only opportunity which

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management has to have these loans repaid will be from a
prospective merger or acquisition candidate. Management has agreed among themselves that the repayment of any loans made on behalf of the Company will not impede, or be made conditional in any manner, to consummation of a proposed transaction.

     The Company is subject to the assessment of penalties in the minimum amount of $500 for failure to file federal income tax returns since its inception (see Note 2 to Financial Statements). Because the Company has no capital with which to pay this obligation, the anticipated penalty will need to be paid by the prospective merger/acquisition candidate as a successor to the Company, and such assumption of this obligation will be a part of the negotiations with the prospective merger/acquisition candidate.

Acquisition of Opportunities

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders or may sell their stock in the Company. Any terms of sale of the shares presently held by officers and/or directors of the Company will be also afforded to all other shareholders of the Company on similar terms and conditions. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance.

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
     While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, would retain less than 20% of the issued and outstanding shares of the surviving entity, which would result in significant dilution in the equity of such shareholders.

     As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise. The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity and the relative negotiation strength of the Company and such other management.

     With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's

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
attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

     As stated herein above, the Company will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the 34 Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the 34 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents will provide that the proposed transaction will be voidable, at the discretion of the present management of the Company. If such transaction is voided, the agreement will also contain a provision providing for the acquisition entity to reimburse the Company for all costs associated with the proposed transaction.

Year 2000 Disclosure

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. As a result, many companies will be required to undertake major projects to address the Year 2000 issue. Because the Company has no assets, including any personal property such as computers, it is not anticipated that the Company will incur any negative impact as a result of this potential problem. However, it is possible that this issue may have an impact on the Company after the Company successfully consummates a merger or acquisition. Management intends to address this potential problem with any prospective merger or acquisition candidate. There can be no assurances that new management of the Company will be able to avoid a problem in this regard after a merger or acquisition is so consummated.

Competition

     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

Item 3.  Description of Property

     The Company has no properties and at this time has no agreements to acquire any properties. The Company intends to attempt to acquire assets or a business in exchange for its securities which assets or business is determined to be desirable for its objectives.

     The Company operates from its offices at 6 Venture, Suite 207, Irvine, California 92618. This space is provided to the Company on a rent free basis by Bryan A. Gianesin, a shareholder of and legal counsel to the Company, and it is anticipated that this arrangement will remain until such time as the Company successfully consummates a merger or acquisition. Management believes that this space will meet the Company's needs for the foreseeable future.

     Mr. Gianesin has offered the use of his conference room at his offices at 6 Venture, Suite 207, Irvine, California, for meetings for the officers and directors of the Company at no charge and as a convenient repository for the books and records of the Company. Further, as legal counsel, Mr. Gianesin will advise the Company on material issues pertinent to its business opportunities.

Item 4.  Security Ownership of Certain Beneficial Owners and
Management

     The table below lists the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities, as well as the securities of the Company beneficially owned by all directors and officers of the Company. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

                    Name and          Amount and
                   Address of          Nature of
                   Beneficial         Beneficial       Percent of
Title of Class       Owner              Owner             Class
-----------------------------------------------------------------

Common        Richard Unwin(1)          125,000            25%
              1141 Appian Way
              Santa Ana, CA 92705

                    Name and          Amount and
                   Address of          Nature of
                   Beneficial         Beneficial       Percent of
Title of Class       Owner              Owner             Class
-----------------------------------------------------------------

Common        Ronald J. Baer(1)         100,000            20%
              21311 Vintage Way
              Lake Forest,CA 92630

Common        Ken Barnes(1)             100,000            20%
              8895 Town Center Dr.#105
              San Diego, CA 92122

Common        All Officers and
              Directors as a
              Group (3 persons)         325,000            65%

_________________________

(1)  Officer and Director of the Company.

     The balance of the Company's securities are held by seven persons.

Item 5.  Directors, Executive Officers, Promoters and Control
Persons.

         The directors and officers of the Company are as follows:

     Name                     Age        Position
     ----                     ---        --------
     Richard Unwin            57         President, Director

     Ronald J. Baer           37         Secretary, Director

     Ken Barnes               59         Director

     The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors.

     The Company does not presently intend to issue any additional stock to management or promotors or their affiliates or associates in exchange for their services or for any other consideration. However, if a business opportunity is found which meet the criteria for the Company, incentive stock options may be considered for management only by the Board of Directors, but only under a strict set of criteria based upon the performance of the Company.

     There are no agreements or understanding for any officer or director to resign at the understanding of any other person and none of the officers or directors are acting on behalf or will act at the direction of any other person.

     Only the participation of the named officers and directors will be material to the operations of the Company and no promotors exist who will act on behalf of the Company.

Resumes

     Richard Unwin, President and a director. Mr. Unwin held the his positions of President, Secretary, Treasurer and sole Director from the inception of the Company to January 1999. In January 1999, Mr. Unwin was elected as President and a Director of the Company. Mr. Unwin has been the owner of Emergi-Cash, a payroll and emergency cash business in Santa Ana, California since 1993. Mr. Unwin received a Bachelor of Arts Degree from the University of California at Riverside in 1966. Mr. Unwin will devote approximately 20 hours per month to the business of the Company.

     Ronald J. Baer, Secretary and Director. Mr. Baer has held his positions as Secretary and a Director of the Company since January 1999. Since 1986, Mr. Baer has been the owner of ATP Fitness, Lake Forest, California, a physical fitness, nutrition and training facility. Mr. Baer is a licensed real estate agent in the State of California and took various general education courses at Moorpark College in Moorpark, California from 1979-1981. Mr. Baer will devote approximately 10 hours per month to the business of the Company.

     Ken Barnes, Director. Mr. Morrison has held his position with the Company since January 1999. For the past five years, Mr. Barnes has been a licensed real estate agent for Century 21 Real Estate, Bakersfield, California. Mr. Barnes attended Redlands College for two years beginning in 1959. Mr. Barnes is a member of the National Skeet Shooting Hall of Fame and California Skeet Shooting Hall of Fame. He is the winner of eight world individual skeet shooting titles. Mr. Barnes will devote approximately 10 hours per month to the business of the Company.

Prior "Blank Check" Experience

     No officer or director of the Company has been an officer or director of any "blank check" public reporting company, and no officer or director has ever promoted, is promoting or will be promoting any other blank check company during their tenure as an officer and director of the Company.

Conflicts of Interest

     Members of the Company's management are associated with other firms involved in a range of business activities.
Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of the Company.
Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

     The officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Furthermore, no officer or director of the Company has ever promoted, is promoting or will be promoting any other blank check company during their tenure as an officer and director of the Company. Accordingly, there presently exists no conflict of interest in this regard. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

Investment Company Act of 1940

     Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences. The Company's Board of Directors unanimously approved a resolution stating that it is the Company's desire to be exempt from the Investment Company Act of 1940 via Regulation 3a-2 thereto.

Item 6.  Executive Compensation.

     None of the Company's officers and/or directors receive any compensation for their respective services rendered unto the Company, nor have they received such compensation in the past. They all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition. As of the date of this Registration Statement, the Company has no funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with the Company and the Company does not intend to issue any securities to its officers and/or directors in consideration for their services.

     It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

     It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of this Registration Statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Item 7.  Certain Relationships and Related Transactions.

     There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

Item 8. Description of Securities.

     The Company's authorized capital stock consists of 15,000,000 shares, all of which are Common Shares, par value $0.001 per share. There are 500,000 Common Shares issued and outstanding as of the date of this filing. There are no preferred shares authorized, issued or outstanding.

     Common Stock. All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.

     The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Relevant thereto, each shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that they shall not sell their respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company. In order to provide further assurances that no trading will occur in the Company's securities until a merger or acquisition has been consummated, each shareholder has agreed to place their respective stock certificate with the Company's legal counsel, Bryan A. Gianesin, who will not release these respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated. Mr. Gianesin is also a shareholder of the Company. However, while management believes that the procedures established to preclude any sale of the Company's securities prior to closing of a merger or acquisition will be sufficient, there can be no assurances that the procedures established relevant herein will unequivocally limit any shareholder's ability to sell their respective securities before such closing.

                            PART II

Item 1.  Market Price for Common Equity and Related Stockholder
Matters.

     There is no trading market for the Company's Common Stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities and management does not intend to initiate any such discussions until such time as the Company has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     a. Market Price. The Company's Common Stock is not quoted at the present time.

     The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has established criteria for continued NASDAQ eligibility. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in total assets, a $200,000 market value of its publicly traded securities and $1,000,000 in total capital and surplus. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share, provided, however, that if a company falls below such minimum bid price it will remain eligible for continued inclusion on NASDAQ if the market value of its publicly traded securities is at least $1,000,000 and the Company has $2,000,000 in capital and surplus. The NASD is presently considering increasing these standards, but as of the date of this Registration Statement, no definitive action has been taken in this regard.

     Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

     b. Holders. There are ten (10) holders of the Company's Common Stock. In September 1993, the Company issued 500 of its Common Shares for an aggregate of $500 in cash ($1.00 per share). On January 6, 1999, the Company authorized a forward split of 1,000 to 1 and increased its authorized Common Stock to 15,000,000 shares with a par value of $.001. Presently there are 500,000 shares of the Company's common stock outstanding with 15,000,000 common shares authorized. All of the issued and outstanding shares of the Company's Common Stock were issued pursuant to exemption from the registration requirements included under Rule 504 of Regulation D of the Securities Act of 1933, as amended. The holders of the Common Stock were either "accredited investors" (as that term is defined in the 1933 Act) or were provided all information necessary in order to allow each investor to exercise their respective business judgment as to the merits of the investment.

     As of the date of this Registration Statement, 500,000 shares of the Company's Common Stock are eligible for sale under

Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule.
In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

     c. Dividends. The Company has not paid any dividends to date and has no plans to do so in the immediate future.

Item 2.  Legal Proceedings.

     There is no litigation pending or threatened by or against the Company.

Item 3. Changes in and Disagreements With Accountants on
Accounting and Financial Disclosure.

         The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.

Item 4. Recent Sales of Unregistered Securities.

     In September 1993 the Company issued 500 shares of its common stock to 10 persons at a price of $1.00 per share. All of the shares of Common Stock of the Company previously issued have been issued for investment purposes in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended (the "Act"). These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to the Act.

     As of the date of this Registration Statement, all of the issued and outstanding shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. However, all of the shareholders of the Company have executed and delivered a "lock-up" letter agreement which provides that each such shareholder shall not sell their respective securities until such time as the Company has successfully consummated a merger or acquisition. Further, each shareholder has placed their respective stock certificate with the Company's legal counsel, Bryan A. Gianesin, who has agreed not to release any of the certificates until the Company has closed a merger or acquisition. Mr. Gianesin is also a shareholder of the Company. Any liquidation by the current shareholders after the release from the "lock-up" selling limitation period may have a depressive effect upon the trading prices of the Company's securities in any future market which may develop.

     In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

Item 5. Indemnification of Directors and Officers.

     The Company's Bylaws include provisions providing for the indemnification of officers and directors and other persons against expenses, judgments, fines and amounts paid in settlement in connection with threatened, pending or completed suits or proceedings against such persons by reason of serving or having served as officers, directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith and in the best interests of the Company. With respect to matters as to which the Company's officers and directors and others are determined to be liable for misconduct or negligence, including gross negligence in the performance of their duties to the Company, Nevada law provides for indemnification only to the extent that the court in which the action or suit is brought determines that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act, and is therefore unenforceable.

     In accordance with the laws of the State of Nevada, the Company's Bylaws authorize indemnification of a director, officer, employee, or agent of the Company for expenses incurred in connection with any action, suit, or proceeding to which he or she is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his or her duty. In addition, even a director, officer, employee, or agent of the

Company who was found liable for misconduct or negligence in the performance of his or her duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling the issuing Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                          PART F/S

Financial Statements.

     The following financial statements are attached to this Registration Statement and filed as a part thereof. See page 27.

     1)  Table of Contents - Financial Statements
     2)  Independent Auditors' Report
     3)  Balance Sheets
     4)  Statement of Revenues and Expenses
     5)  Statement of Cash Flows
     6)  Statement of Changes in Stockholders' Equity
     7)  Notes to Financial Statements

                        The Czech Connection, Inc.
                      (a Development Stage Company)
                         (A Nevada corporation)

















                          FINANCIAL STATEMENTS
                                  AND
                      INDEPENDENT AUDITOR'S REPORT

                  For the Years Ended December 31, 1998
                          and December 31, 1997
              and for the Period March 15, 1993 (inception)
                        through December 31, 1998

                                  INDEX



                                                                         PAGE


Independent Auditor's Report                                                1

Balance Sheets                                                              2

Statements of Revenues and Expenses                                         3

Statements of Cash Flows                                                    4

Statements of Changes in Stockholders' Equity/(Deficit)                     5

Notes to Financial Statements                                               6

                                    GARY A. CASE
                             CERTIFIED PUBLIC ACCOUNTANT
                                Brea Corporate Plaza
                         3230 E. Imperial Highway, Ste. 200
                             Brea, California 92821-6734
                               Telephone: (714)986-1850
                               Facsimile: (714)986-1855




INDEPENDENT AUDITOR'S REPORT

TO THE BOARD OF DIRECTORS
OF THE CZECH CONNECTION, INC.

We have audited the accompanying balance sheets of The Czech Connection, Inc. (a Development Stage Company) as of December 31, 1998 and December 31, 1997, the related statements of Revenues and Expenses, Changes in Stockholders' Equity/(Deficit) and Cash Flows for the Years ended December 31, 1998, December 31, 1997, and the period March 15, 1993 (inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted the audit in accordance with generally accepted audit standards.

Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the development stage of operations and has not generated revenues from operations. Because the Company is in the development stage of operations, substantial doubt is raised about its ability to continue as a going concern. The Company's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Czech Connection, Inc. as of December 31, 1998 and December 31, 1997 and the results of its operations and its cash flows for the Years ended December 31, 1998 and December 31, 1997, and the period March 15, 1993 (inception) through December 31, 1998 in conformity with generally accepted accounting principals.



s/Gary A. Case
_____________________________________
GARY A. CASE, CPA
Brea, California

January 22, 1999

                        THE CZECH CONNECTION, INC.
                      (a Development Stage Company)

                         (A Nevada corporation)



                               BALANCE SHEETS

                                                December 31,   December 31,
                                                    1998          1997
                                                   --------      --------
ASSETS:
   Current Assets                                  $      0      $     0

   Organization Costs                                   500          500
                                                   --------      -------
   Total Assets                                    $    500          500
                                                   ========      =======

LIABILITIES

   Current Liabilities
     Accounts Payable                              $    500      $   400
                                                   --------      -------
    Total Current Liabilities                           500          400
                                                   --------      -------
    Total Liabilities                                   500          400

STOCKHOLDERS' EQUITY
    Common Stock - Par Value $.001 per shares;
      15,000,000 Shares Authorized
      500 Shares Issued and Outstanding                 500          500
    Additional Paid-In Capital                            0            0
    Retained Deficit, accumulated in the
      development stage                                (500)        (400)
                                                   --------      -------
    Total Stockholders' Equity                            0          100

    Total Liabilities and Stockholders' Equity     $    500      $   500
                                                   ========      =======









             See accompanying notes and accountant's report.


                                    2

                        THE CZECH CONNECTION, INC.
                      (a Development Stage Company)

                          (A Nevada corporation)


                    STATEMENT OF REVENUES AND EXPENSES




                                                        Period
                                                       3/15/93
                                                     (Inception)
                       Year Ended    Year Ended           to
                        12/31/98      12/31/97         12/31/98
                         -------       -------         --------
REVENUE:

  Total Revenue          $     0       $     0         $      0
                         -------       -------         --------
EXPENSES:

  Taxes and Licenses         100           100              500
                         -------       -------         --------
  Total Expenses             100           100              500

Net Income/(Loss)        $  (100)      $  (100)        $   (500)
                         =======       =======         ========

Net loss per share       $  (.20)      $  (.20)        $  (1.00)
                         =======       =======         ========


















             See accompanying notes and accountant's report.


                                    3

                                  THE CZECH CONNECTION, INC.
                                (a Development Stage Company)

                                    (A Nevada corporation)


                                   STATEMENT OF CASH FLOWS


                                                                         Period
                                                                         3/15/93
                                                                       (Inception)
                                         Year Ended    Year Ended           to
                                          12/31/98      12/31/97         12/31/98
                                           -------       -------          -------
CASH FLOWS FROM OPERATING ACTIVITIES

  Cash Received from Operating Activities  $     0       $     0          $     0
  Cash Paid for Operating Activities             0             0                0
                                           -------       -------          -------
Net Cash Used By Operating Activities            0             0                0
                                           -------       -------          -------
CASH FLOWS FROM INVESTING ACTIVITIES

Net Cash Used in Investing Activities            0             0             (500)
                                           -------       -------          -------
CASH FLOWS FROM FINANCING ACTIVITIES

Net Cash From Financing Activities               0             0              500
                                           -------       -------          -------
Net Decrease in Cash and Cash Equivalents        0             0                0

Cash and Cash Equivalents at
  Beginning of Period                            0             0                0
                                           -------       -------          -------
Cash and Cash Equivalents at End of Period $     0       $     0          $     0
                                           =======       =======          =======


Reconciliation of Net Profit to Net Cash
Provided by Operating Activities:

   Net Income/(Loss)                       $  (100)      $  (100)        $   (500)
                                           -------       -------         --------
   Adjustments to Reconcile Net Income
   to Net Provided by Operating Activities:
      Increase in Accounts Payable             100           100              500
                                           -------       -------         --------
          Total Adjustments                    100           100              500

NET CASH PROVIDED BY
  OPERATING ACTIVITIES                     $     0       $     0         $      0
                                           =======       =======         ========

                      See accompanying notes and accountant's report.

                                            4

                                     THE CZECH CONNECTION, INC.
                                   (a Development Stage Company)

                                      (A Nevada corporation)


                     STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)


                               Number of            Additional     Retained
                                Common     Common     Paid-In      Earnings
                                Shares      Stock     Capital      (Deficit)   Total
                               -------    --------   --------      --------   -------
Balance as at March 15, 1993         0           0          0             0         0

Issuance of Common Stock           500    $    500                            $   500
Net Income (Loss)
from March 15, 1993 (inception)
to December 31, 1993                                                      0         0
                               -------    --------   --------      --------   -------
Balance as at December 31, 1993    500         500          0             O       500

Net Income (Loss)
from December 31, 1994                                                 (100)     (100)
                               -------    --------   --------      --------   -------
Balance as at December 31, 1994    500         500          0          (100)      400

Net Income (Loss)
December 31, 1995                                                      (100)     (100)
                               -------    --------   --------      --------   -------
Balance as at December 31, 1995    500         500          0          (200)      300

Net Income (Loss)
from December 31, 1996                                                 (100)     (100)
                               -------    --------   --------      --------   -------
Balance as at December 31, 1996    500         500          0          (300)      200

Net Income (Loss)
December 31, 1997                                                      (100)     (100)

                               -------    --------   --------     ---------   -------
Balance as at December 31, 1997    500         500          0          (400)      100

Net Income (Loss)
December 31, 1998                                                      (100)     (100)
                               -------    --------   --------     ---------   -------

Balance as at December 31, 1998    500         500          0          (500)        0
                               =======    ========   ========     =========   =======







                       See accompanying notes and accountant's report.


                                            5

                                 THE CZECH CONNECTION, INC.
                               (a Development Stage Company)


                                NOTES TO FINANCIAL STATEMENTS
                        as of December 31, 1998 and December 31, 1997



NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Czech Connection, Inc., a Nevada Corporation, was incorporated on March 15, 1993. The Company intends to engage in one or more mergers with or acquisitions of target entities which may be private companies, partnerships, or sole proprietorship.

The Company is in the development stage, not yet commencing its planned principal operations. The company has not yet generated revenue. The Company is currently negotiating to merge or acquire certain target entities with profitable operations or substantial capital.

Net loss per common share is based on the weighted average of common shares outstanding during the period. As of December 31, 1998 and December 31, 1997, there were 500 outstanding shares of common stock.


NOTE 2: INCOME TAXES

The Company has not filed required federal income tax returns from inception through 1997. Due to the late filing of these tax returns a minimum penalty of $500.00 has been accrued and included in accounts payable on the balance sheet.


NOTE 3: CAPITALIZATION

The Czech Connection, Inc. initially authorized 2,500 shares of common stock without a par value. On September 21, 193, the company issued 500 shares of stock at $1.00 per share for $500.


NOTE 4: RELATED PARTY EVENTS

The Company maintains its principal offices in space provided by a shareholder of the company on a rent free basis. The office is located 6 Venture, Suite 207, Irvine, California.


NOTE 5: YEAR END DATE

The Company's year end is December 31.


NOTE 6: SUBSEQUENT EVENTS

The Company, on January 6, 1999, authorized a 1,000 to 1 forward stock split. The Company also increased the total number of authorized common stock to 15,000,000 shares.

                             PART III

Item 1.  Exhibit Index

No.                                                    Sequential
---                                                     Page No.
                                                        -------

     (3) Certificate of Incorporation and Bylaws

3.1       Certificate of Incorporation
          and Amendments Thereto                            37

3.2       Bylaws                                            41

     (4)  Instruments Defining the Rights of Holders

4.1       Form of Lock-up Agreements Executed
          by the Company's Shareholders                     62

     (27) Financial Data Schedule

27.1      Financial Data Schedule                           73

                          SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   THE CZECH CONNECTION, INC.
                                   (Registrant)

Date: February 9, 1999
                                   s/Richard Unwin
                                   ------------------------------
                                   Richard Unwin, President

                   THE CZECH CONNECTION, INC.
                 ______________________________

                          EXHIBIT 3.1
                 ______________________________

                   ARTICLES OF INCORPORATION

                        AND AMENDMENTS
                 ______________________________

             FILED
      IN THE OFFICE OF THE
    SECRETARY OF STATE OF THE
        STATE OF NEVADA

         MAR. 15, 1998

CHERYL A. LAU, SECRETARY OF STATE
        s/Cheryl A. Lau
                    ARTICLES OF INCORPORATION

                               OF

                    THE CZECH CONNECTION, INC.

                                I

The name of this Corporation is THE CZECH CONNECTION, INC.

                               II

The nature of business or objects or purposes to be transacted, promoted or carried on by the corporation shall be investments of all kinds and all other lawful activities.

                               III

This corporation shall be authorized to issue only one class of shares of stock and the total number of shares which this corporation shall be authorized to issue shall be 2,500, all of which shall be without par value.

                               IV

The name and address of the initial director of the corporation is John A.

Doerst, 5625 West Flamingo Road, Suite 2041, Las Vegas, Nevada. 89103

                                V

The name and residence address within the State of Nevada of this corporation's initial resident agent shall be John A. Doerst, 5625 West

Flamingo Road, Suite 2041, Las Vegas, Nevada. 89103.

                                VI

The shares of stock of this corporation shall not be subject to assessment to pay the debts of the corporation.

                                VII

The name and post office address of the incorporator signing these articles of incorporation is John A. Doerst, 5625 West Flamingo Road, Suite 2041,

Las Vegas, Nevada. 89103

                                VIII

The duration of the corporation shall be perpetual.


          IN WITNESS WHEREOF, I have hereunto set my hand and seal

this    15th    day of  March, 1993.


                                   s/John A. Doerst              (L.S.)
                                   ------------------------------
                                   John A. Doerst



STATE OF CALIFORNIA      )
                         )  ss.:
COUNTY OF LOS ANGELES    )

          On this   15th    day of March, 1993,    before me, Jill A. Fisher
A Notary Public in and for Los Angeles County, State of California, residing therein, duly commissioned and sworn, personally appeared the said John A. Doerst proved to me to be the said person whose name is subscribed to the foregoing articles of incorporation as incorporator and who is also named therein as director and who acknowledged to me that he executed the said instrument.


          IN WITNESS WHEREOF, I have hereunto affixed my hand and

Official seal this     15th       day of   March, 1993.

                                    s/Jill A. Fisher
                                   ------------------------------------
                                   NOTARY PUBLIC IN AND FOR SAID STATE


                                                 OFFICIAL SEAL
                                                 JILL A. FISHER
                                            Notary Public-California
                                              LOS ANGELES COUNTY
                                             My Commission Expires
                                                October 3, 1995

               CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
                  (After Issuance of Stock)

                             THE CZECH CONNECTION, INC.
                ---------------------------------------------------


     We, the undersigned                        Richard Unwin                and
                         --------------------------------------------------
                                        President
     Richard Unwin                 of        THE CZECH CONNECTION, INC.
----------------------------------   --------------------------------------
     Secretary                         Name of Corporation
do hereby certify:

     That the Board of Directors of said corporation at a meeting duly convened,

held on the   6th   day of        January     , 1999, adopted a resolution to
            -------        -------------------
amend the original articles as follows:

     Article       IV      is hereby amended to read as follows:
             -------------
     A. The number of shares of which this corporation shall be entitled to issue is 15,000,000 at $.001 par value.

     The number of shares of the corporation outstanding and entitled to vote on an amended to the Articles of Incorporation is 500 that the said change(s) and amended have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.

                                 s/Richard Lee Unwin
                              ---------------------------------------------
                              President

                                 s/Richard Lee Unwin
                              ---------------------------------------------
                              Secretary

STATE OF CALIFORNIA      )
                         )  ss.
COUNTY OF ORANGE         )

     On this  2nd  day of    Feb.   , 1999, before me, the undersigned Notary
             -----       -----------
 Public, personally appeared     Richard Lee Unwin                   ,
                             ----------------------------------------

   ___     Personally known to me
      or
    X     Proved to me on the basis of satisfactory evidence to be the person(s)
   ---
whose name(s) is/are subscribed to the within Instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

     WITNESS my hand and official seal.


               Signature  s/Maria Elena Garcia             (Seal)
                         ----------------------------------

                                                     MARIA ELENA GARCIA
                                                     Commission #1154361
                                                 Notary Public - California
                                                       Orange County
                                                My Comm. Expires Sep 5, 2001

                   THE CZECH CONNECTION, INC.
                ________________________________

                         EXHIBIT 3.2
                ________________________________

                           BYLAWS

                ________________________________

              BYLAWS FOR THE REGULATION, EXCEPT AS
              OTHERWISE PROVIDED BY STATUTE OR ITS
                 ARTICLES OF INCORPORATION, OF
                   THE CZECH CONNECTION, INC.
                   --------------------------
                     (A Nevada Corporation)


                            ARTICLE I

                             Offices

     SECTION 1.01 Principal Executive Office. The principal executive office of the corporation is hereby fixed and located at such place within or without the State of Nevada as shall be fixed from time to time by the Board of Directors. The Board of Directors is hereby granted full power and authority to change said principal executive office from one location to another. If the principal executive office is located outside Nevada, and the corporation has one or more business offices in Nevada, the Board of Directors shall fix and designate a principal business office in the State of Nevada.

     SECTION 1.02 Other Offices. Other business offices may at any time be established by the Board of Directors at any place or places where the corporation is qualified to do business.



                           ARTICLE II

                    Meetings of Shareholders

     SECTION 2.01 Place of Meetings. All annual or other meetings of shareholders shall be held at the executive office of the corporation, or at any other place within or without the State of Nevada which may be designated either by the Board of Directors or by the written consent of all persons entitled to vote thereat and not present at the meeting, given either before or after the meeting and filed with the Secretary of State.


     SECTION 2.02 Annual Meetings. The annual meetings of shareholders shall be held on the second Monday of November of every year; provided, however, that should said day fall on a legal holiday, then any such annual meeting of shareholders shall be held at the same time and place on the next day thereafter ensuing which is a full business day. At such meetings, Directors shall be elected, reports of the affairs of the corporation shall be considered, and any other business may transacted which is within the powers of the directors. Written notice of each annual meeting shall be given to each shareholder entitled to vote, either personally or by mail or other means of written communication, charges prepaid, addressed to such shareholder at his or her address appearing on the books of the corporation or given by him or her to the corporation for the purpose of notice. If any notice or report addressed to the shareholder at the address of such shareholder appearing on the books of the corporation is returned to the corporation by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver the notice or report to the shareholder at such address, all future notices or reports shall be deemed to have been duly given without further mailing if the same shall be available for the shareholder upon written demand of the shareholder at the principal executive office of the corporation for a period of one year from the date of the giving of the notice or report to all other shareholders. If a shareholder gives no address, notice shall be deemed to have given if sent by mail or telegraphic or other means of written communication addressed to the place where the principal executive office of the corporation is situated, or if published at least once in some newspaper of general circulation in the county in which said principal executive office is located. All such notices shall be given to each shareholder entitled thereto not less than ten days nor more than 60 days before each annual meeting. Any such notice shall be deemed to have been given at the time when personally, or deposited in the mail or sent by telegram or other means of written communication. An affidavit of mailing of any such notice in accordance with the foregoing provisions, executed by the Secretary, Assistant Secretary, or any transfer agent of the corporation shall be prima facie evidence of the giving of the notice. Such notices shall specify:

               (a) the place, the date, and the hour of such meeting;

               (b) those matters which the Board, at the time of the mailing of the notice, intends to present for action by the shareholders;

               (c) if Directors are to be elected, the names of nominees intended at the time of the notice to be presented by management for election;

               (d) the general nature of a proposal, if any, to take action with respect to approval of (i) a contractor, (ii) amendment of the articles of incorporation, (iii) a reorganization of the corporation as defined in Sections 78.451, et seq. of the State of Nevada, Domestic and Foreign Corporation Laws, (iv) voluntary dissolution of the corporation, or (v) a distribution in dissolution other than in accordance with the rights of outstanding preferred shares, if any; and

               (e)  such other matters, if any, as may be
expressly required by statute.

     SECTION 2.03 Special Meetings. Special meetings of the shareholders, for the purpose of taking any action permitted by the shareholders under the State of Nevada, Domestic and Foreign Corporation Laws and the articles of incorporation of the corporation, may be called at any time by the Chairman of the Board or the President, or by the Board of Directors, or by one or more shareholders holding not less than ten percent of the votes at the meeting. Upon request in writing that a special meeting of shareholders be called for any proper purpose, directed to the Chairman of the Board, President, Vice President or Secretary by any person (other than the Board of Directors) entitled to call a special meeting of the shareholders, the officer forthwith shall cause notice to be given to shareholders entitled to vote that a meeting will be held at a time requested by the person or persons calling the meeting, not less than 35 nor more than 60 days after receipt of the request. Except in special cases where other express provision is made by statute, notice of such special meetings shall be given in the same manner as for annual meetings of shareholders. In addition to the matters required by items (a) and, if applicable, (c) of the preceding Section, notice of any special meeting shall specify the general nature of the business to be transacted, and no other business may be transacted at such meeting.

     SECTION 2.04 Quorum. The presence in person or by proxy of the persons entitled to vote a majority of the voting shares at any meeting shall constitute a quorum for the transaction of business. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

     SECTION 2.05 Adjourned Meeting and Notice Thereof. Any shareholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of the shares, the holders of which are either present in person or represented by proxy thereat, but in the absence of a quorum no other business may be transacted at such meeting, except as provided in Section 2.04 of this Article. When any shareholders' meeting, either annual or special, is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting or unless the adjournment is for more than 45 days from the date set for the original meeting, in which case the Board of Directors shall set a new record date. Notice of any such adjourned meeting shall be given to each shareholder of record entitled to vote at the adjourned meeting in accordance with the provisions of Section 2.02 of this Article. At any adjourned meeting the corporation may transact any business which might have been transacted at the original meeting.

     SECTION 2.06 Voting. Unless a record date for voting purposes be fixed as provided in Section 5.01 of Article V of these Bylaws then, subject to the provisions of Sections 78.355 of the State of Nevada, Domestic and Foreign Corporation Laws (relating to voting of shares held by a fiduciary, in the name of a corporation, or in joint ownership), only persons in whose names shares entitled to vote stand on the stock records of the corporation at the close of business on the business day next preceding the day on which notice of the meeting is given or if such notice is waived, at the close of business on the business day next preceding the day on which the meeting of shareholders is held, shall be entitled to vote at such meeting, and such day shall be the record date for such meeting. Such vote may be by voice or by ballot; provided, however, that all elections for Directors must be by ballot upon demand made by a shareholder at any election and before the voting begins. On any matter other than election of Directors, any shareholder may vote part of his shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, but, if the shareholder fails to specify the number of shares which the shareholder is voting affirmatively, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares such shareholder is entitled to vote. If a quorum is present, except with respect to election of Directors, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on any matter shall be the act of the shareholders, unless the vote of a greater number or voting by classes is required by the State of Nevada, Domestic and Foreign Corporation Laws or the articles of incorporation. Subject to the requirements of the next sentence, every shareholder entitled to vote at any election for Directors shall have the right to cumulate his votes and give one candidate a number of votes equal to the number of Directors to be elected multiplied by the number of votes to which his shares are entitled, or to distribute his votes on the same principle among as many candidates as he shall think fit. No shareholder shall be entitled to cumulate votes unless the name of the candidate or candidates for whom such votes would be cast has been placed in nomination prior to the voting and any shareholder has given notice at the meeting prior to the voting of such shareholder's intention to cumulate his votes. The candidate receiving the highest number of votes of shares entitled to be voted for them, up to the number of Directors to be elected, shall be elected.

     SECTION 2.07. Validation of Defectively Called or Noticed Meetings. The transactions of any meeting of shareholders, either annual or special, however called and noticed, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person or by proxy, or who though present, has at the beginning of the meeting, properly objected to the transaction of any business because the meeting was not lawfully called or convened, or to particular matters of business legally required to be included in the notice, but not so included, signs a written waiver of notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Neither the business to be transacted at nor the purpose of any regular or special meeting of shareholders need be specified in the written waiver of notice, consent to the holding of the meeting, or approval of the Minutes thereof, unless otherwise provided in the articles of incorporation, these Bylaws, or by statute.

     SECTION 2.08 Action Without Meeting. Directors may be elected without a meeting by a consent in writing, setting forth the action so taken, signed by all of the persons who would be entitled to vote for the election of Directors, provided that, without notice except as hereinafter set forth, a Director may be elected at any time to fill a vacancy not filled by the Board of Directors by the written consent of persons holding a majority of the outstanding shares entitled to vote for the election of
Directors.   Any other action which, under any provision of the
State of Nevada, Domestic and Foreign Corporation Laws, may be taken at a meeting of the shareholders, may be taken without a meeting, and without notice except as hereinafter set forth, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

      Unless the consents of all shareholders entitled to vote have been solicited in writing:

     (a) Notice of any proposed shareholder approval of, (i) a contract or other transaction with an interested Director, (ii) indemnification of an agent of the corporation as authorized by
Section 5.08 of Article V of these Bylaws, (iii) a reorganization of the corporation as defined in Section 181 of the State of Nevada, Domestic and Foreign Corporation Laws, or (iv) a distribution in dissolution other than in accordance with the rights of outstanding preferred shares, if any, without a meeting by less than unanimous written consent, shall be given at least ten days before the consummation of the action authorized by such approval; and

    (b) Prompt notice shall be given of the taking of any other corporate action approved by shareholders without a meeting by less than unanimous written consent, to those shareholders entitled to vote who have not consented in writing. Such notice shall be given in the manner and shall be deemed to have been given as provided in Section 2.02 of Article II of these Bylaws.

      Unless, as provided in Section 5.01 of Article V of these Bylaws, the Board of Directors has fixed a record date for the determination of shareholders entitled to give such written consent, the record date for such determination shall be the day on which the first written consent is given, when no prior action by the Board of Directors has been taken. In all other cases in which the Board of Directors has not fixed a record date for the determination of shareholders entitled to give such written consent as provided in Section 5.01 of Article V of these Bylaws, the record date shall be determined as set forth in such Section 5.01.

        Any shareholder giving a written consent, or the shareholder's proxy holders, or a transferee of the shares or a personal representative of the shareholder or their respective proxyholders, may revoke the consent by a writing received by the corporation prior to the time that written consents of the number of shares required to authorize the proposed action have been filed with the Secretary of the corporation, but may not do so thereafter. Such revocation is effective upon its receipt by the Secretary of the corporation. All written consents referred to in this Section 2.08 shall be filed with the Secretary of the corporation and shall be maintained in the corporate records.


     SECTION 2.09 Proxies. Every person entitled to vote or execute consents shall have the right to do so either in person or by one or more agents authorized by a written proxy executed by such person or his duly authorized agent and filed with the Secretary of the corporation. Any proxy duly executed is not revoked and continues in full force and effect until (i) an instrument revoking it or a duly executed proxy bearing a later date is filed with the Secretary of the corporation prior to the vote pursuant thereto, (ii) the person executing the proxy attends the meeting and votes in person or (iii) written notice of the death or incapacity of the maker of such proxy is received by the corporation before the vote pursuant thereto is counted; provided that no such proxy shall be valid after the expiration of 11 months from the date of its execution, unless the person executing it specifies therein the length of time for which such proxy is to continue in force.

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
     SECTION 2.10 Inspectors of Election. In advance of any meeting of shareholders, the Board of Directors may appoint any persons other than nominees for office as inspectors of election to act at such meeting or any adjournment thereof. If inspectors of election be not so appointed, the Chairman of any such may, and on the request of any shareholder or his proxy shall, make such appointment at the meeting. The number of inspectors shall be either one or three. If appointed at a meeting on the request of one or more shareholders or proxies, the majority of shares represented in person or by proxy shall determine whether one or three inspectors is to be appointed. In case any person appointed as inspector fails to appear or refuses to act, the vacancy may, and on the request of any shareholder or a shareholder's proxy shall, be filled by appointment by the Board of Directors in advance of the meeting, or at the meeting by the Chairman of the meeting.

    The duties of such inspectors shall include: determining the number of shareholders and the voting power of each; the shares represented at the meeting; the existence of a quorum; the authenticity, validity and effect of proxies; receiving votes, ballots or consents; hearing and determining all challenges and questions in any way arising in connection with the right to vote; counting and tabulating all votes or consents; determining when the polls shall close; determining the result; and such acts as may be proper to conduct the election or vote with fairness to all shareholders. In the determination of the validity and effect of proxies the dates contained on the forms of proxy shall presumptively determine the order of execution of the proxies, regardless of the postmark dates on the envelopes in which they are mailed.

      The inspectors of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical. If there are three inspectors of election, the decision, act or certificate of a majority is effective in all respects as the decision, act, or certificate of all. Any report or certificate made by inspectors of election is prima facie evidence of the facts stated therein.


                           ARTICLE III

                            Directors

     SECTION 3.01. Powers. Subject to limitations of the articles of incorporation and of the State of Nevada, Domestic and Foreign Corporation Laws as to action to be authorized or approved by the shareholders, and subject to the duties of Directors as prescribed by these Bylaws, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be controlled by, the Board of Directors. Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the Directors shall have the following powers:

     First - To select and remove all the officers, agents and employees of the corporation, prescribe such powers and duties for them as may not be inconsistent with law, with the articles of incorporation or these Bylaws, fix compensation and require from them security for faithful service.

      Second - To conduct, manage and control the affairs and business of the corporation, and to make such rules and regulations therefor not inconsistent with law, or with the articles of incorporation or these Bylaws, as they may deem best.


      Third - To change the principal executive office and principal office for the transaction of the business of the corporation from one location to another as provided in Article I, Section 1.01 of these Bylaws; to fix and locate from time to time one or more subsidiary offices of the corporation within or without the State of Nevada, as provided in Article I, Section
1.02 of these Bylaws; to designate any place within or without the State of Nevada for the holding of any shareholders' meeting or meetings; and to adopt, make and use a corporate seal, and to prescribe the forms of certificates of stock, and to alter the form of such seal and of such certificates from time as in their judgment they may deem best, provided such seal and such certificates shall at all times comply with the provisions of law.

      Fourth - To authorize the issuance of shares of stock of the corporation from time to time upon such terms as may be lawful.

      Fifth - To borrow money and incur indebtedness for the purposes of the corporation, and to cause to be executed and delivered therefor, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations or other evidences of debt and securities therefor.

      Sixth - By resolution adopted by a majority of the authorized number of Directors, to designate an executive and other committees, each consisting of two or more Directors to serve at the pleasure of the Board, and to prescribe the manner in which proceedings of such committee shall conducted. Unless the Board of Directors shall otherwise prescribe the manner of proceedings of any such committee, meetings of such committee may be regularly scheduled in advance and may be called at any time by any two members thereof; otherwise, the provisions of these Bylaws with respect to notice and conduct of meetings of the

                                8

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
Board shall govern. The committees shall keep regular minutes of their proceedings and report the same to the Board when required. Any such committee, to the extent provided in a resolution of the Board, shall have all the authority of the Board, except with respect to:

            (i) the approval of any action for which the Nevada General Corporation Law or the articles of incorporation also require shareholder approval;

            (ii) the filling of vacancies on the Board or in any committee;

            (iii) the fixing of compensation of the Directors for serving on the Board or on any committee;

            (iv)     the adoption, amendment or repeal of Bylaws;

            (v) the amendment or repeal of any resolution of the Board;
            (vi) any distribution to the shareholders, except at a rate or in a periodic amount or within a price range determined by the Board; and

            (vii) the appointment of other committees of the Board or the members thereof.

     SECTION 3.02 Number and Qualification of Directors. The authorized number of directors shall be three (3) until changed by a duly adopted amendment to the articles of incorporation or by an amendment to this Section 3.02 duly adopted by a vote or written consent of holders of a majority of the outstanding share entitled to vote; provided, however, that if the number of Directors should ever be increased to five or more, an amendment to this Section 3.02 or an amendment to the articles of incorporation, either of which would reduce the fixed number of Directors to a number less than five, cannot be adopted if the votes cast against its adoption at a meeting, or the shares not consenting in the case of action by written consent, are equal to more than 16 2/3 percent of the outstanding shares entitled to vote.

     SECTION 3.03 Election and Term of Office. The Directors shall be elected at each annual meeting of shareholders but, if any such annual meeting is not held or the Directors are not elected thereat, the Directors may be elected at any special meeting of shareholders held for that purpose. All Directors shall hold office until the next annual shareholders' meeting and until their respective successors are elected and qualified, subject to the State of Nevada, Domestic and Foreign Corporation Laws and the provisions of these Bylaws with respect to vacancies on the Board.

                                9

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
     SECTION 3.04 Vacancies. A vacancy in the Board of Directors shall be deemed to exist in case of the death, resignation, disqualification or removal of any Director; if a Director has been declared of unsound mind by order of a court or convicted of a felony; if the authorized number of Directors is increased; or if the shareholders fail, at any annual or special meeting of shareholders at which any Directors are elected, to elect the full authorized number of Directors to be voted for at that meeting.

       Vacancies in the Board of Directors, except for a vacancy created by the removal of a Director, may be filled by a majority of the remaining Directors, though less than a quorum, or by a sole remaining Director, and each director so elected shall hold office until his successor is elected at an annual or a special meeting of the shareholders. A vacancy in the Board of Directors created by the removal of a Director may only be filled by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present, or by the written consent of the holders of a majority of the outstanding shares.

     The shareholders may elect a Director or Directors at any time to fill any vacancy or vacancies not filled by the remaining Directors. Any such election by written consent shall require the consent of holders of a majority of the outstanding shares entitled to vote.

     Any Director may resign effective upon giving written notice to the Chairman of the Board, the President, the Secretary or the Board of Directors of the corporation, unless the notice specifies a later time for the effectiveness of resignation. If the Board of Director accepts the resignation of a Director tendered to take effect at a future time, the Board or the shareholders shall have power to elect a successor to take office when the resignation is to become effective.

      No reduction of the authorized number of Directors shall have the effect of removing any Director prior to the expiration of his term of office.

     SECTION 3.05 Place of Meeting. Regular meetings of the Board of Directors shall be held at any place within or without the State of Nevada which has been designated from time to time by resolution of the Board or by written consent of all members of the Board. In the absence of such designation regular meetings shall be held at the principal executive office of the corporation. Special meetings of the Board may be held either at a place so designated or at the principal executive office. Any meeting, regular or special, may be held by conference telephone or similar communications equipment as long as all Directors participating in the meeting can hear one another, and all such

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
Directors shall be deemed to be present in person at the meeting.

     SECTION 3.06 Organization Meeting. Immediately following each annual meeting of shareholders the Board of Directors shall hold a regular meeting at the place of said annual meeting or at such other place as shall be fixed by the Board of Directors, for the purpose of organization, election of officers, and the transaction of other business. Call and notice of such meetings are hereby dispensed with.

     SECTION 3.07   Other Regular Meetings.  Other regular
meetings of the Board of Directors and provision for notice thereof may be provided for by amendment of these Bylaws pursuant to Article VI below.

     SECTION 3.08   Special Meetings.  Special meetings of the
Board of Directors for any purpose or purposes may be called at any time by the Chairman of the Board, the President, any Vice
President, the Secretary or by any two Directors.

     Written notice of the time and place of special meetings shall be delivered personally to each Director or communicated to each Director by telephone, or by telegraph or mail prepaid, addressed to him or her at his or her address as it is shown upon the records of the corporation or, if it is not so shown on such records or is not readily ascertainable, at the place at which the meetings of the Directors are regularly held. In case such notice is mailed, it shall be deposited in the United States mail in the place in which the principal executive office of the corporation is located at least four days before the time of the holding of meeting. In case the notice is delivered personally, or by telephone or telegram, it shall be delivered personally, or by telephone or to the telegraph company, at least 48 hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the Director or a person at the office or residence of the Director whom the person giving the notice has reason to believe will promptly communicate it to the Director. Such mailing, telegraphing or delivery, personally or by telephone, as above provided, shall constitute due, legal and personal notice to such Director.

     Any notice shall state the date, place, and hour of the meeting. However, the notice need not specify the purpose of the meeting.

     SECTION 3.09 Action Without Meeting. Any action by the Board of Directors may be taken without a meeting if all members of the Board shall individually or collectively consent in writing to such action. Such written consent or consents shall be filed with the minutes proceedings of the Board and shall have the same force and effect as a unanimous vote of such Directors.

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
     SECTION 3.10 Action at a Meeting: Quorum and Required Vote. Presence of a majority of the authorized number of Directors at a meeting of the Board of Directors constitutes a quorum for the transaction of business, except as hereinafter provided. Members of the Board may participate in a meeting through use of conference telephone or similar communications equipment, so long as all members participating in such meeting can hear one another. Participation in a meeting as permitted in the preceding sentence constitutes presence in person at such meeting. Every act or decision done or made by a majority of the Directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number, or the same number after disqualifying one or more Directors from voting, is required by law, by the articles of incorporation or by these Bylaws. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of a Director, provided that any action taken is approved by at least a majority of the required quorum for such meeting.

     SECTION 3.11 Validation of Defectively Called or Noticed Meetings. The transactions of any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum is present and if, either before or after the meeting, each of the Directors not present or who, though present, has prior to the meeting or at its commencement, protested the lack of proper notice to him, signs a written waiver of notice or a consent to holding such meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting. The waiver of notice or consent need not specify the purpose of the meeting.

     SECTION 3.12 Adjournment. A majority of the Directors present, whether or not a quorum is present, may adjourn any meeting to another time and place.

     SECTION 3.13 Notice of Adjournment. If the meeting is adjourned for more than 24 hours, notice of any adjournment to another time or place shall be given prior to the time of the adjourned meeting to the Directors who were not present at the time of adjournment. Otherwise, notice of the time and place of holding an adjourned meeting need not be given to absent directors if the time and place be fixed at the meeting adjourned.

     SECTION 3.14 Fees and Compensation. Directors and members of committees may receive such compensation, if any, for their services, and such reimbursement for expenses, as may be fixed or determined by resolution of the Board.

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
                          ARTICLE IV

                           Officers

     SECTION 4.01 Officers. The officers of the corporation shall be a President, a Secretary and a Chief Financial Officer (Treasurer). The corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board, one or more Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers as may be appointed in accordance with the provisions of Section 4.02 of this Article.

     SECTION 4.02 Election. The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 4.03 or Section 4.05 of this Article, shall be chosen annually by the Board of Directors, and each shall hold his or her office until he or she shall resign or shall be removed or otherwise disqualified to serve, or his or her successor shall be elected and qualified.

     SECTION 4.03 Subordinate Officers, Etc. The Board of Directors may appoint, and may empower the President to appoint such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these Bylaws or as the Board of Directors may from time to time determine.

     SECTION 4.04 Removal & Resignation. Any officer may be removed, either with or without cause, by the Board of Directors at any regular or special meeting thereof, or, except in case of an officer chosen by the Board of Directors, by any officer upon whom such power of removal may be conferred by the Board of Directors (subject, in each case, to the rights, if any, of an officer under any contract of employment).

     Any officer may resign at any time by giving written notice to the Board of Directors or to the President, or to the Secretary of the corporation, without prejudice, however, to the rights, if any, of the corporation under any contract to which such officer is a party. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

     SECTION 4.05 Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in these Bylaws for regular appointments to such office.

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
     SECTION 4.06 Chairman of the Board. The Chairman of the Board, if there shall be such an officer, shall, if present, preside at all meetings of the Board of Directors and exercise and perform such other powers and duties as may be from time to time assigned to him or her by the Board of Directors or prescribed by these Bylaws.

     SECTION 4.07 President. Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board, if there be such an officer, the President shall be Executive Officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. He or she shall preside at all meetings of the shareholders and, in the absence of the Chairman of the Board, or if there be none, at all meetings of the Board of Directors. He or she shall be ex officio a member of all the standing committees, including the executive committee, if any, and shall have the general power and duties of management usually vested in the office of the President of a corporation, and shall have such powers and duties as may be prescribed by the Board of Directors or these Bylaws.

     SECTION 4.08 Vice President. In the absence or disability of the President, the Vice Presidents in order of their rank as fixed by the Board of Directors or, if not ranked, the Vice President designated by the Board of Directors, shall perform all the duties of President, and when so acting shall have all the powers of, and be subject to all restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors or these Bylaws.

     SECTION 4.09 Secretary. The Secretary shall record or cause to be recorded, and shall keep or cause to be kept, at the principal executive office and such other place as the Board of Directors may order, a book of minutes of actions taken at all meetings of Directors and shareholders, with the time and place of holding, whether regular or special, and, if special, how authorized, the notice thereof given, the names of those present at Directors' meetings, the number of shares present or represented at shareholders' meetings, and the proceedings thereof.

     The Secretary shall keep, or cause to be kept, at the principal executive office or at the office of the corporation's transfer agent, a share register, or a duplicate share register, showing the names of the shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

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
     The Secretary shall give, or cause to be given, notice of all meetings of the shareholders and of the Board of Directors required by these Bylaws or by law to be given, shall keep the seal of the corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by these Bylaws.

     SECTION 4.10 Chief Financial Officer. The Chief Financial Officer of the corporation shall keep and or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, disbursements, gains, losses, capital, surplus and shares. Any surplus, including earned surplus, paid-in surplus and surplus arising from a reduction of stated , shall be classified according to source and shown in a separate account. The Chief Financial Officer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the Board of Directors, shall render to the President and Directors, whenever they request it an account of all of his transactions as Chief Financial Officer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these Bylaws. The Chief Financial Officer of the corporation is, for purposes of giving any reports or executing any certificates or other documents requiring the signature of the "Treasurer" deemed to be also the Treasurer of the corporation.


                           ARTICLE V

                         Miscellaneous

     SECTION 5.01 Record Date. The Board of Directors may fix a time in the future as a record date for the determination of the shareholders entitled to notice of and to vote at any meeting of shareholders or entitled to give consent to corporate action in writing without a meeting, to receive any report, to receive any dividend or distribution, or any allotment of rights, or to exercise rights in respect to any change, conversion, or exchange of shares. The record date fixed shall be not more than 60 days nor less than ten days prior to the date of any meeting, nor more than 60 days prior to any other event for the purposes for which it is fixed. When a record date is so fixed, only shareholders of record on that date are entitled to notice of and to vote at any such meeting, to give consent without a meeting, to receive any report, to receive a dividend, distribution, or allotment of rights, or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of

                               15

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
the corporation after the record date, except as otherwise provided in the articles of incorporation or the bylaws.

      If no record date is fixed:

      (a) the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the business day preceding the day on which the Board of Directors adopts the resolution relating thereto, or the 60th day prior to the date of such other action, whichever is later.

     SECTION 5.02 Inspection of Corporate Records. The accounting books and records, the record of shareholders, and minutes of proceedings of the shareholders and the Board and committees of the corporation and any subsidiary of the corporation shall be open to inspection upon the written demand on the corporation of any shareholder or holder of a voting trust certificate at any reasonable time during usual business hours, for a purpose reasonably related to such holder's interests as a shareholder or as the holder of such voting trust certificate. Such inspection by a shareholder or holder of a voting trust certificate may be made in person or by agent or attorney, and the right of inspection includes the right to copy and make extracts.

     A shareholder or shareholders holding at least five percent in the aggregate of the outstanding voting shares of the corporation or who hold at least one percent of such voting shares and have filed a Schedule 14B with the United States Securities and Exchange Commission relating to the election of Directors of the corporation shall have (in person, or by agent or attorney) the right to inspect and copy the record of shareholders' names and addresses and shareholdings during usual business hours upon five business days' prior written demand upon the corporation and to obtain from the transfer agent for the corporation, upon written demand and upon the tender of its usual charges, a list of the shareholders' names and addresses, who are entitled to vote for the election of Directors, and their shareholdings, as of the most recent record date for which it has been compiled or as of a date specified by the shareholder subsequent to the date of demand. The list shall be made available on or before the later of five business days after the demand is received or the date specified therein as the date as of which the list is to be compiled.

     Every Director shall have the absolute right at any reasonable time to inspect and copy all books, records and documents of every kind and to inspect the physical properties of the corporation and each of its subsidiary corporations. Such inspection by a Director may be made in person or by agent or attorney and the right of inspection includes the right to copy and make extracts.

     SECTION 5.03 Checks, Drafts, Etc. All checks, drafts or other orders for payment of notes or other evidences of indebtedness, issued in the name of or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the Board of Directors.

     SECTION 5.04 Annual and Other Reports. The annual report to shareholders referred to in the Domestic and Foreign
Corporation Law of the State of Nevada, but nothing herein shall be interpreted as prohibiting the Board from issuing annual or other periodic reports to shareholders.

     SECTION 5.05 Contracts, Etc., How Executed. The Board Of Directors, except as in these Bylaws otherwise provided, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances; and, unless so authorized by the Board of Directors, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or to any amount.

     SECTION 5.06 Certificate for Shares. Every holder of shares in the corporation shall be entitled to have a certificate signed in the name of the corporation by the Chairman or Vice Chairman of the Board or the President or a Vice President and by the Chief Financial officer or an Assistant Treasurer or the Secretary or any Assistant Secretary, certifying the number of shares and the class or series of shares owned by the shareholder. Any of the signatures on the certificate may be facsimile, provided that in such event at least one signature, including that of either an officer or the corporation's registrar or transfer agent, if any, shall be manually signed.
In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were an officer, transfer agent or registrar at the date of issue.

     Any such certificate shall also contain such legend or other statement as provided for in Section 5.0l and 5.02 of this Article, or as may be required by the State of Nevada, Domestic and Foreign Corporation Laws, the federal securities laws, or any agreement between the corporation and the issue of such certificate.

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
     Certificates for shares may be issued prior to full payment under such restrictions and for such purposes as the Board of Directors or the Bylaws may provide; provided, however, that any such certificate so issued prior to full payment shall state on the face thereof the amount remaining and the terms of payment thereof.

     No new certificates for shares shall be issued in lieu of an old certificate unless the latter is surrendered and canceled at the same time; provided, however a new certificate will be issued without the surrender and cancellation of the old certificate if
(1) the old certificate is lost, apparently destroyed or wrongfully taken; (2) the request for the issuance of the new certificate is made within a reasonable time after the owner of the old certificate has notice of its loss, destruction, or theft; (3) the request for the issuance of a new certificate is made prior to the receipt of notice by the corporation that the old certificate has been acquired by a bona fide purchaser; (4) the owner of the old certificate files a sufficient indemnity bond with or provides other adequate security to the corporation; and (5) the owner satisfies any other reasonable requirements imposed by the corporation. In the event of the issuance of a new certificate, the rights and liabilities of the corporation, and of the holders of old and new certificates, shall be governed by the provisions of Sections 8104 and 8405 of the Nevada Uniform Commercial Code.

     SECTION 5.07 Representation of Shares of Other Corporations. The President or any Vice President and the Secretary or any Assistant Secretary of the corporation are authorized to vote, represent and exercise on behalf of the corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of the corporation. The authority herein granted to said officers to vote or represent on behalf of the corporation any and all shares held by the corporation in any other corporation or corporations may be exercised either by such officers in person or by any other person or by any other person authorized to do so by proxy or power of attorney duly executed by said officers.

     SECTION 5.08 Indemnification of Directors, Officers, Employees and Other Agents. The corporation shall, to the maximum extent permitted by the State of Nevada, Domestic and Foreign Corporation Laws, indemnify each of its agents against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact any such person is or was an agent of the corporation. For purposes of this Section, an "agent" of the corporation includes any person who is or was a director, officer, employee, or other agent of the corporation, or is or was serving at the request of the corporation a director, officer, employee, or agent of another or domestic

                               18

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
corporation, partnership, joint venture, other enterprise, or was a Director, officer, employee, or agent of a foreign or domestic corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation; "proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative, or investigative; and "expenses"s, includes, without limitation, attorneys' fees and any expenses of establishing a right to indemnification from the corporation.

     SECTION 5.09 Inspection of Bylaws. The corporation shall keep in its principal executive office in Nevada, or if its principal executive office is not in Nevada, then at its principal business office in Nevada (or otherwise provide upon written request of any shareholder) the original or a copy of the Bylaws as amended or otherwise altered to date, certified by the Secretary, which shall be open to inspection by the shareholders at all reasonable times during office hours. If the principal executive office of the corporation is outside Nevada and the corporation has no principal business office in Nevada, the Secretary shall, upon the written request of any shareholder, furnish to that shareholder a copy of the Bylaws as amended to date.

     SECTION 5.10 Construction and Definitions. Unless the context otherwise requires, the general provisions, rules of construction and definitions contained in the State of Nevada, Domestic and Foreign Corporation Laws shall govern the construction of these Bylaws. Without limiting the generality of the foregoing, the masculine gender includes the feminine and neuter, the singular number includes the plural and the plural number includes the singular, and the term "person" includes a corporation as well as a natural person.


                         ARTICLE VI

                         Amendments

     SECTION 6.01 Power of Shareholders. New Bylaws may be adopted or these Bylaws may be amended or repealed by the affirmative vote or written consent of holders of a majority of the outstanding shares entitled to vote; provided, however, that if the articles of incorporation set forth the number of authorized Directors of the corporation, the authorized number of Directors may be changed only by an amendment of the articles of incorporation.

     SECTION 6.02 Power of Directors. Subject to the right of shareholders as provided in Section 6.01 of this Article to adopt, amend or repeal Bylaws, Bylaws, other than a Bylaw or amendment thereof changing the authorized number of Directors, may be adopted, amended or repeal Board of Directors.

                   THE CZECH CONNECTION, INC.
                 ______________________________

                         EXHIBIT 4.1
                 ______________________________

                            FORM OF

                   SHAREHOLDER LOCK-UP LETTER
                 _____________________________

                        January 6, 1999



Board of Directors
The Czech Connection, Inc. Inc.
6 Venture, Ste. 207
Irvine, California 92618

Gentlemen:

     The undersigned, a beneficial owner of the common stock of The Czech Connection, Inc. (the "Company"), $0.001 par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form 10-SB (the "Registration Statement"), for the registration of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively represented that there will be no trading of the Company's securities until such time as the Company successfully implements its business plan as described in such Registration Statement, consummating a merger or acquisition.

     In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not offer to sell, assign, pledge, hypothecate, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Common Stock owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, or by reason of any stock split or other distribution of stock, or grant options, rights or warrants with respect to any such shares of Common Stock, until the Company until the Company successfully closes a merger or acquisition. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

                                   Very truly yours,

                                   s/Richard Unwin
                                   ------------------------------
                                   (signature of holder)

                                   Richard Unwin
                                   Please Print Name
125,000
-------
Number of shares of Common
Stock owned

                         January 6, 1999



Board of Directors
The Czech Connection, Inc. Inc.
6 Venture, Ste. 207
Irvine, California 92618

Gentlemen:

     The undersigned, a beneficial owner of the common stock of The Czech Connection, Inc. Inc. (the "Company"), $0.001 par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form 10-SB (the "Registration Statement"), for the registration of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively represented that there will be no trading of the Company's securities until such time as the Company successfully implements its business plan as described in such Registration Statement, consummating a merger or acquisition.

     In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not offer to sell, assign, pledge, hypothecate, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Common Stock owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, or by reason of any stock split or other distribution of stock, or grant options, rights or warrants with respect to any such shares of Common Stock, until the Company until the Company successfully closes a merger or acquisition. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

                                   Very truly yours,

                                   s/Ronald J. Baer
                                   ------------------------------
                                   (signature of holder)

                                   Ronald J. Baer
                                   Please Print Name
100,000
-------
Number of shares of Common
Stock owned

                         January 6, 1999



Board of Directors
The Czech Connection, Inc. Inc.
6 Venture, Ste. 207
Irvine, California 92618

Gentlemen:

     The undersigned, a beneficial owner of the common stock of The Czech Connection, Inc. Inc. (the "Company"), $0.001 par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form 10-SB (the "Registration Statement"), for the registration of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively represented that there will be no trading of the Company's securities until such time as the Company successfully implements its business plan as described in such Registration Statement, consummating a merger or acquisition.

     In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not offer to sell, assign, pledge, hypothecate, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Common Stock owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, or by reason of any stock split or other distribution of stock, or grant options, rights or warrants with respect to any such shares of Common Stock, until the Company until the Company successfully closes a merger or acquisition. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

                                   Very truly yours,

                                   s/Ken Barnes
                                   ------------------------------
                                   (signature of holder)

                                   Ken Barnes
                                   Please Print Name
100,000
-------
Number of shares of Common
Stock owned

                         January 6, 1999



Board of Directors
The Czech Connection, Inc. Inc.
6 Venture, Ste. 207
Irvine, California 92618

Gentlemen:

     The undersigned, a beneficial owner of the common stock of The Czech Connection, Inc. Inc. (the "Company"), $0.001 par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form 10-SB (the "Registration Statement"), for the registration of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively represented that there will be no trading of the Company's securities until such time as the Company successfully implements its business plan as described in such Registration Statement, consummating a merger or acquisition.

     In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not offer to sell, assign, pledge, hypothecate, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Common Stock owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, or by reason of any stock split or other distribution of stock, or grant options, rights or warrants with respect to any such shares of Common Stock, until the Company until the Company successfully closes a merger or acquisition. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

                                   Very truly yours,

                                   s/Bryan Gianesin
                                   ------------------------------
                                   (signature of holder)

                                   Bryan Gianesin
                                   Please Print Name
25,000
------
Number of shares of Common
Stock owned

                         January 6, 1999



Board of Directors
The Czech Connection, Inc. Inc.
6 Venture, Ste. 207
Irvine, California 92618

Gentlemen:

     The undersigned, a beneficial owner of the common stock of The Czech Connection, Inc. Inc. (the "Company"), $0.001 par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form 10-SB (the "Registration Statement"), for the registration of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively represented that there will be no trading of the Company's securities until such time as the Company successfully implements its business plan as described in such Registration Statement, consummating a merger or acquisition.

     In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not offer to sell, assign, pledge, hypothecate, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Common Stock owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, or by reason of any stock split or other distribution of stock, or grant options, rights or warrants with respect to any such shares of Common Stock, until the Company until the Company successfully closes a merger or acquisition. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

                                   Very truly yours,

                                   s/Mary Jackson
                                   ------------------------------
                                   (signature of holder)

                                   Mary Jackson
                                   Please Print Name
25,000
------
Number of shares of Common
Stock owned

                          January 6, 1999



Board of Directors
The Czech Connection, Inc. Inc.
6 Venture, Ste. 207
Irvine, California 92618

Gentlemen:

     The undersigned, a beneficial owner of the common stock of The Czech Connection, Inc. Inc. (the "Company"), $0.001 par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form 10-SB (the "Registration Statement"), for the registration of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively represented that there will be no trading of the Company's securities until such time as the Company successfully implements its business plan as described in such Registration Statement, consummating a merger or acquisition.

     In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not offer to sell, assign, pledge, hypothecate, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Common Stock owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, or by reason of any stock split or other distribution of stock, or grant options, rights or warrants with respect to any such shares of Common Stock, until the Company until the Company successfully closes a merger or acquisition. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

                                   Very truly yours,

                                   s/Bruce Carter
                                   ------------------------------
                                   (signature of holder)

                                   Bruce Carter
                                   Please Print Name
25,000
------
Number of shares of Common
Stock owned

                          January 6, 1999



Board of Directors
The Czech Connection, Inc. Inc.
6 Venture, Ste. 207
Irvine, California 92618

Gentlemen:

     The undersigned, a beneficial owner of the common stock of The Czech Connection, Inc. Inc. (the "Company"), $0.001 par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form 10-SB (the "Registration Statement"), for the registration of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively represented that there will be no trading of the Company's securities until such time as the Company successfully implements its business plan as described in such Registration Statement, consummating a merger or acquisition.

     In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not offer to sell, assign, pledge, hypothecate, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Common Stock owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, or by reason of any stock split or other distribution of stock, or grant options, rights or warrants with respect to any such shares of Common Stock, until the Company until the Company successfully closes a merger or acquisition. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

                                   Very truly yours,

                                   s/Alberto Lugo
                                   ------------------------------
                                   (signature of holder)

                                   Alberto Lugo
                                   Please Print Name
25,000
------
Number of shares of Common
Stock owned

                         January 6, 1999



Board of Directors
The Czech Connection, Inc. Inc.
6 Venture, Ste. 207
Irvine, California 92618

Gentlemen:

     The undersigned, a beneficial owner of the common stock of The Czech Connection, Inc. Inc. (the "Company"), $0.001 par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form 10-SB (the "Registration Statement"), for the registration of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively represented that there will be no trading of the Company's securities until such time as the Company successfully implements its business plan as described in such Registration Statement, consummating a merger or acquisition.

     In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not offer to sell, assign, pledge, hypothecate, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Common Stock owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, or by reason of any stock split or other distribution of stock, or grant options, rights or warrants with respect to any such shares of Common Stock, until the Company until the Company successfully closes a merger or acquisition. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

                                   Very truly yours,

                                   s/Zochimo Diaz
                                   ------------------------------
                                   (signature of holder)

                                   Zochimo Diaz
                                   Please Print Name
25,000
------
Number of shares of Common
Stock owned

                           January 6, 1999



Board of Directors
The Czech Connection, Inc. Inc.
6 Venture, Ste. 207
Irvine, California 92618

Gentlemen:

     The undersigned, a beneficial owner of the common stock of The Czech Connection, Inc. Inc. (the "Company"), $0.001 par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form 10-SB (the "Registration Statement"), for the registration of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively represented that there will be no trading of the Company's securities until such time as the Company successfully implements its business plan as described in such Registration Statement, consummating a merger or acquisition.

     In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not offer to sell, assign, pledge, hypothecate, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Common Stock owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, or by reason of any stock split or other distribution of stock, or grant options, rights or warrants with respect to any such shares of Common Stock, until the Company until the Company successfully closes a merger or acquisition. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

                                   Very truly yours,

                                   s/Adam Stull
                                   ------------------------------
                                   (signature of holder)

                                   Adam Stull
                                   Please Print Name
25,000
------
Number of shares of Common
Stock owned

                         January 6, 1999



Board of Directors
The Czech Connection, Inc. Inc.
6 Venture, Ste. 207
Irvine, California 92618

Gentlemen:

     The undersigned, a beneficial owner of the common stock of The Czech Connection, Inc. (the "Company"), $0.001 par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form 10-SB (the "Registration Statement"), for the registration of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively represented that there will be no trading of the Company's securities until such time as the Company successfully implements its business plan as described in such Registration Statement, consummating a merger or acquisition.

     In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not offer to sell, assign, pledge, hypothecate, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Common Stock owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, or by reason of any stock split or other distribution of stock, or grant options, rights or warrants with respect to any such shares of Common Stock, until the Company until the Company successfully closes a merger or acquisition. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

                                   Very truly yours,

                                   s/Katherine Hefler
                                   ------------------------------
                                   (signature of holder)

                                   Katherine Hefler
                                   Please Print Name
25,000
------
Number of shares of Common
Stock owned

                   THE CZECH CONNECTION, INC.
                 ______________________________

                         EXHIBIT 27.1
                 ______________________________

                    FINANCIAL DATA SCHEDULE

                 ______________________________